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November 10, 2006

Angela Crane, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Electro Energy, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the quarter ended June 30, 2006 File Number 0-51083

Dear Ms. Crane:

        The following are the responses, including supplemental information, to the comments of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated October 24, 2006 (the “Comment Letter”) with respect to the filing by Electro Energy, Inc. (the “Company”) of the above-referenced Form 10-KSB and Form 10-QSB. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter. Supplemental information contained herein is based upon information and/or documentation provided by the Company.

Form 10-QSB for the quarter ended June 30, 2006
Note 7, Stockholders’ Equity, page F-13
Stock Options, page F-14

1.	Please refer to prior comment 3. We note that upon adoption of SFAS 123R, you recorded the fair value of the previously issued stock options as “deferred compensation expense” in the amount of $3.1 million in your statement of stockholders’ equity. Please tell us how your presentation and recognition of deferred compensation complies with the guidance in SAB 107 which states “Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided.”

Response:

In the current quarter we have reclassified certain components of our stockholders’ equity section to reflect the elimination of deferred compensation arising from unvested share-based compensation pursuant to the requirements of Staff Accounting Bulletin No. 107, regarding Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” This deferred compensation was previously recorded as an increase to additional paid-in capital with a corresponding reduction to stockholders’ equity for such deferred compensation. This reclassification has no effect on net income or total stockholders’ equity as previously reported. The Company will record an increase to additional paid-in capital as the share-based payments vest.

Note 6, Secured Convertible Note, page F-12

2.	Please refer to prior comment 5. Please respond to the following:

•	We note from page 14 of your response that fair value of the conversion option and warrants are recorded as liabilities, but your disclosures on page F-13 indicate that you determined that the embedded conversion option and warrants should be classified as equity. Please reconcile your response with your disclosures.
•	We further note that you have concluded that a $5.8 million discount (or 52% of the original proceeds) is a reasonable discount between registered and unregistered shares. Please tell us how you concluded that a 52% discount was a reasonable discount for the value between registered and unregistered shares.
•	We note from your response that there is no limit on the number of shares issuable under the conversion inducement option and periodic put right. As such it appears as though you could be required to settle in cash. Please tell us how you concluded that these features did not require bifurcation under paragraph 19 of EITF 00-19.
•	We also note from your response that the note is collateralized by certain assets of the Company. We further note that you believe that the collateralization does not apply to the conversion option. Please tell us what section of the note agreement excludes the conversion option from the collateralization.
•	We may have further comments after reviewing your response.

Response:
•	The Company’s original response of “The fair value of the conversion option and warrants are recorded as liabilities and the potential penalties under the registration rights agreement are recorded as incurred” was incorrectly stated in the response letter filed September 14, 2006. The response should read as follows “The fair value of the conversion option and warrants are recorded as equity and the potential penalties under the registration rights agreement are recorded as incurred”.

•	In our previous response dated September 14, 2006 we calculated a $5.8 million discount (or 52% of the original proceeds) between registered and unregistered shares. The basis for this discount utilized $2.04 as the fair value of unregistered shares. This $2.04 fair value of unregistered shares was determined by an independent valuation report prepared by a Certified Financial Analyst (“CFA”). This report has been attached to this response letter for your review.

•	In response to the Staffs question relating to the conversion inducement option please note that this feature does require bifurcation from the conversion option. In accordance with paragraph 11 of EITF 00-19, “If a contract permits partial net-share settlement and the total notional amount of the contract no longer can be classified as permanent equity, any portion of the contract that could be net-share settled as of that balance sheet date would remain classified in permanent equity”. Also in accordance with paragraph 23 of EITF 00-19 “the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation). Based on the above, the conversion inducement option should be bifurcated from the conversion option and as noted in our previous response the conversion option should be recorded as equity.

Based on our analysis of the conversion inducement option we deem this as a contingent event whereby it is not currently probable that the conversion inducement option will be exercised. The conversion price of the note is $3.80, the market value of the Company’s common stock was $2.15 on June 30, 2006, $1.90 on September 30, 2006 and $1.26 as of November 7, 2006. As a result this conversion inducement option will be recorded when and if the liability becomes probable.

In response to the Staff’s questions regarding the periodic put right please note the following from FAS 133 paragraph 61 d. Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Since items (1) and (2) do not apply in this situation, the put option repayment is considered to be clearly and closely related to the principal repayment of the note. As a result this periodic put option is not considered an embedded derivative and should not be bifurcated from the debt instrument. This put option is nothing more than a payment where the Company has the option to repay in cash or stock.

•	The note holders have a lien and security interest in the collateral that by its terms secures the repayment of principal and interest that become due under the notes. Once the notes are converted to equity, those repayment obligations cease and the underlying debt is extinguished. Accordingly, the lien over the collateral that secures such payments also ceases to exist as a matter of law.

Note 10, Asset Purchase, page F-17

3.	Please refer to prior comment 4. Please address the following:

•	Tell us in greater detail the basis in management’s determination that fair value of the common stock on April 5, 2006 was $2.04 per share, a 45% discount from the closing price of $3.70. Explain in greater detail the rationale supporting your estimate of fair value. In the analysis, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the quoted market price. Refer to EITF 98-5, paragraph 5 footnote 3 and paragraphs 57 and 58 of SFAS 107 which indicate quoted market prices provide the most reliable measure of fair value.

Response:
The rationale supporting the Company’s estimate of fair value was determined by an independent valuation report prepared by a Certified Financial Analyst (“CFA”). This report has been attached to this response letter for your review.

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to call Michael E. Reed at 203-797-2699.

Very truly yours,

/s/ Michael E. Reed